Exhibit 23(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 18, 2009, relating to the consolidated financial statements of Snap-on Incorporated (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the recognition of the funded status of Snap-on Incorporated’s defined benefit plans as of December 30, 2006), and the effectiveness of Snap-on Incorporated’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Snap-on Incorporated for the year ended January 3, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is a part of this Registration Statement.

/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
December 18, 2009